February 14, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Aceztech Corporation

Registration Statement on Form S-1/A

Filed January 30, 2024

File No. 333-276237

To the men and women of the SEC:

On behalf of Aceztech Corporation, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 8, 2024 addressed to Mr. Kae Ren Tee, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1/A on January 30, 2024.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. Please revise your cover page disclosure to provide a specific cross-reference to the risk factor disclosure on page 8 related to Mr. Kae Ren Tee's control of the voting power of the company.

Company Response:

We have revised the cover page accordingly.

Management's Discussion and Analysis, page 14

2. We note your response to prior comment 9. However, you continue to reference forward looking statements within the meaning of Section 21E of the Exchange Act. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context because you are not currently a reporting company and this is an initial public offering. Refer to Sections 21E(a)(1) and 21E(b)(2)(D) of the Exchange Act. Accordingly, please delete the reference to the safe harbor or state explicitly that the safe harbor protections do not apply to you.

Company Response:

We have removed all references to Section 21E of the Exchange Act.

Description of Business, page 17

3. We note your response to prior comment 9. Please expand your disclosure to identify the two significant customers.

Company Response:

As the services provided to our two significant customers were in the normal course of business, and we seek to maintain their privacy by not disclosing their identities, we have revised to include the following language, on page 17, for clarity: Our two significant customers are unrelated parties. Each customer is based in Malaysia, with one operating in the food and beverage industry, and the other providing an online reading platform.

Reports to Security Holders, page 23

4. We note your response to prior comment 3. Please revise your disclosure here to ensure consistency with your disclosure that you do not intend to file a Form 8-A to register your common stock under the Exchange Act. In this regard, we note your disclosure that the company "will file Form 8-K and other proxy and information statements from time to time as required."

Company Response:

We have amended the Reports to Security Holders section on page 23 accordingly by removal of inaccurate information.

Revenue Recognition, page F-7

5. We note your response to prior comment 11 and your disclosure that you provide digital solutions to customers by website development, website design, and website maintenance, and these services do not entail any cost of revenue. In this regard, please explain to us how you determine that these services do not entail any cost of revenue such as labor costs working on those solutions. Please include reference to the specific accounting literature relied upon.

Company Response:

There are no costs of revenue, and no labor costs, as these services are currently provided by the Company’s CEO at no cost. Additionally, our CEO does not receive a salary, compensation, or any benefits, at this time. As such, we have not relied upon specific accounting literature to come to the determination that the provision of these services did not entail any cost of revenue.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 14, 2024

/s/ Kae Ren Tee

Kae Ren Tee

Chief Executive Officer